Exhibit 99

PRESS RELEASE

MAGNA REPORTS RECORD THIRD QUARTER RESULTS

•             Record third quarter sales, up 9% year over year to $9.6 billion

•             Record third quarter diluted earnings per share of $1.62, increased 17%

•             Record third quarter Adjusted diluted earnings per share of $1.56, up 12%

•             Returned $629 million to shareholders through share repurchases and dividends

•             Reduced top end of outlook ranges for Total Sales, Adjusted Net Income attributable to Magna and revised outlook for Adjusted EBIT margin

AURORA, Ontario, November 8, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2018.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2018	2017(2)	2018	2017(2)
Reported

Sales	$9,618	$8,864	$30,690	$26,904

Income from operations before income taxes	$674	$683	$2,344	$2,220

Net income attributable to Magna International Inc.	$554	$512	$1,840	$1,637

Diluted earnings per share	$1.62	$1.38	$5.22	$4.33

Non-GAAP Financial Measures(1)

Adjusted EBIT	$699	$705	$2,377	$2,281

Adjusted diluted earnings per share	$1.56	$1.39	$5.08	$4.36

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)        Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

(2)        2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA ANNOUNCES THIRD QUARTER 2018 FINANCIAL RESULTS	CONNECT WITH MAGNA

THREE MONTHS ENDED SEPTEMBER 30, 2018

We set third quarter records for sales, diluted earnings per share and Adjusted diluted earnings per share, and returned $629 million to shareholders through share repurchases and dividends. All of our operating segments reported sales growth compared to the third quarter of 2017 and, excluding both acquisitions net of divestitures and foreign exchange movements, sales for all segments outgrew global light vehicle production. However, our sales were slightly lower than we had anticipated, mainly due to lower than expected light vehicle production. Adjusted EBIT was below the comparable quarter in 2017 and was less than what we expected.  After taking into account the impact of lower than anticipated volumes, our Power & Vision, Seating Systems and Complete Vehicles segments performed substantially in line with our expectations. However, our Body Exteriors & Structures segment reported results below our expectations, mainly as a result of higher than anticipated launch costs and underperformance at certain facilities, largely offset by a favourable customer pricing resolution.

On a consolidated basis, we posted sales of $9.62 billion for the third quarter of 2018, an increase of 9% over the third quarter of 2017. The strong growth was achieved in a period in which light vehicle production increased 4% in North America and was essentially unchanged in Europe. Excluding the impact of foreign currency translation and net divestitures, sales increased 11% on a consolidated basis, and by segment: 6% in both Body Exteriors & Structures and Power & Vision, 5% in Seating Systems, and 50% in Complete Vehicles.

Adjusted EBIT of $699 million in the third quarter of 2018 decreased 1.0%, resulting in an adjusted EBIT as a percentage of sales of 7.3% in the third quarter of 2018 compared to 8.0% in the third quarter of 2017.  This margin decline was largely driven by:

•                  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a significantly lower margin than our consolidated average;

•                  lower margins in the third quarter of 2018 in our Seating Systems segment, mainly associated with pre-operating costs incurred at new facilities and favourable customer pricing resolutions in the third quarter of 2017; and

•                  lower margins in our Power & Vision segment, largely reflecting increased spending for electrification and autonomy.

Income from operations before income taxes of $674 million decreased 1.0% in the third quarter of 2018.

Net income attributable to Magna International Inc. increased 8% to $554 million for the third quarter of 2018, substantially reflecting a lower income tax rate.

Diluted earnings per share increased 17% to $1.62 in the third quarter of 2018, reflecting higher net income attributable to Magna International Inc., and the favourable impact of a reduced share count.  Adjusted diluted earnings per share increased 12% to $1.56 compared to $1.39 for the third quarter of 2017.

In the third quarter of 2018, we generated cash from operations before changes in operating assets and liabilities of $899 million, and $177 million in operating assets and liabilities. Investment activities for the third quarter of 2018 included $381 million in fixed asset additions, and a $114 million increase in investments, other assets and intangible assets.

NINE MONTHS ENDED SEPTEMBER 30, 2018

We posted sales of $30.69 billion for the nine months ended September 30, 2018, an increase of 14% from the nine months ended September 30, 2017. North American light vehicle production remained relatively unchanged and European light vehicle production increased 2%, in the first nine months of 2018 compared to the first nine months of 2017.

During the nine months ended September 30, 2018, income from operations before income taxes was $2.34 billion, net income attributable to Magna International Inc. was $1.84 billion and diluted earnings per share was $5.22, increases of $124 million, $203 million and $0.89, respectively, each compared to the first nine months of 2017.

During the nine months ended September 30, 2018, Adjusted EBIT increased 4% to $2.38 billion, compared to $2.28 billion for the nine months ended September 30, 2017.  Our Body Exteriors & Structures, Power & Vision, and Complete Vehicles segments each posted higher Adjusted EBIT compared to the first nine months of 2017.

During the nine months ended September 30, 2018, we generated cash from operations before changes in operating assets and liabilities of $2.87 billion, and invested $750 million in operating assets and liabilities. Investment activities for the nine months of 2018 included $1.00 billion in fixed asset additions, and $331 million in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and nine months ended September 30, 2018, we paid dividends of $109 million and $342 million, respectively.  In addition, we repurchased 9.2 million shares for $520 million and 22.7 million shares for $1.35 billion, respectively, for the three and nine months ended September 30, 2018.

Our Board of Directors declared a quarterly dividend of $0.33 with respect to our outstanding Common Shares for the quarter ended September 30, 2018. This dividend is payable on December 7, 2018 to shareholders of record on November 23, 2018.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid (“NCIB”) to purchase up to 33.2 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2018 and will terminate one year later.

“We remain confident in our cash flow expectations, despite somewhat softer global vehicle production. Over the past eight years we have returned over $9.8 billion to shareholders, including through the repurchase of our shares for $7.3 billion. Our new NCIB provides flexibility to repurchase additional shares over the next year.” - Vince Galifi, Magna’s Chief Financial Officer

SEGMENT SUMMARY(2)

	For the three months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2018	2017	Change	2018	2017	Change
Body Exteriors & Structures	$4,180	$4,004	$176	$322	$306	$16
Power & Vision	2,947	2,830	117	258	267	(9)
Seating Systems	1,219	1,217	2	69	95	(26)
Complete Vehicles	1,391	938	453	24	17	7
Corporate and Other	(119)	(125)	6	26	20	6
Total Reportable Segments	$9,618	$8,864	$754	$699	$705	$(6)

	For the three months ended September 30,
	Adjusted EBIT as a percentage of sales
	2018	2017	Change
Body Exteriors & Structures	7.7%	7.6%	0.1%
Power & Vision	8.8%	9.4%	(0.6)%
Seating Systems	5.7%	7.8%	(2.1)%
Complete Vehicles	1.7%	1.8%	(0.1)%

Consolidated Average	7.3%	8.0%	(0.7)%

	For the nine months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2018	2017	Change	2018	2017	Change
Body Exteriors & Structures	$13,350	$12,280	$1,070	$1,047	$992	$55
Power & Vision	9,334	8,685	649	915	861	54
Seating Systems	4,113	3,919	194	315	328	(13)
Complete Vehicles	4,331	2,334	1,997	44	38	6
Corporate and Other	(438)	(314)	(124)	56	62	(6)
Total Reportable Segments	$30,690	$26,904	$3,786	$2,377	$2,281	$96

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2018	2017	Change
Body Exteriors & Structures	7.8%	8.1%	(0.3)%
Power & Vision	9.8%	9.9%	(0.1)%
Seating Systems	7.7%	8.4%	(0.7)%
Complete Vehicles	1.0%	1.6%	(0.6)%

Consolidated Average	7.7%	8.5%	(0.8)%

(2)        2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2018 OUTLOOK

We have updated our 2018 outlook largely to reflect our third quarter 2018 results, as well as fourth quarter 2018 expectations for lower light vehicle production, lower equity earnings in our European transmission joint venture and higher costs in our Body Exteriors & Structures segment.

	Current	Previous
Light Vehicle Production (Units) North America Europe	17.0 million 22.5 million	17.2 million 22.6 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$17.3 - $17.7 billion $12.3 - $12.6 billion $5.4 - $5.6 billion $5.9 - $6.1 billion	$17.1 - $17.9 billion $12.2 - $12.8 billion $5.5 - $5.9 billion $6.1 - $6.5 billion

Total Sales	$40.3 - $41.4 billion	$40.3 - $42.5 billion

Adjusted EBIT Margin(3)	Approximately 7.7%	7.7% - 7.9%

Equity Income (included in EBIT)	$255 - $280 million	$270 - $305 million

Interest Expense, net	Approximately $95 million	Approximately $90 million

Income Tax Rate(4)	Approximately 22%	22% - 23%

Adjusted Net Income attributable to Magna(5)	$2.3 - $2.4 billion	$2.3 - $2.5 billion

Capital Spending	Approximately $1.7 billion	Approximately $1.9 billion

(3)   Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(4)   The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5)   Adjusted Net Income attributable to Magna is Net Income attributable to Magna after excluding Other expense (income), net after-tax and Reassessment of deferred tax balances

In this 2018 outlook, we have assumed:

•                  2018 light vehicle production volumes (as set out above);

•                  no material unannounced acquisitions or divestitures; and

•                  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:

•	1 Canadian dollar equals U.S. dollars	0.772
•	1 euro equals U.S. dollars	1.184

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended September 30,
	2018	2017

Net Income	$560	$521
Add:
Interest expense, net	23	20
Other expense (income), net	2	2
Income taxes	114	162
Adjusted EBIT	$699	$705

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended September 30,
	2018	2017

Sales	$9,618	$8,864
Adjusted EBIT	$699	$705
Adjusted EBIT as a percentage of sales	7.3%	8.0%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,
	2018	2017

Net income attributable to Magna International Inc.	$554	$512
Add:

Other expense (income), net	2	2
Reassessment of deferred tax balances	(21)	—
Adjusted net income attributable to Magna International Inc.	$535	$514
Diluted weighted average number of Common Shares outstanding during the period (millions):	343.0	370.4
Adjusted diluted earnings per share	$1.56	$1.39

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the nine months ended September 30,
	2018	2017

Net Income	$1,865	$1,669
Add:
Interest expense, net	67	50
Other expense (income), net	(34)	11
Income taxes	479	551
Adjusted EBIT	$2,377	$2,281

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the nine months ended September 30,
	2018	2017

Sales	$30,690	$26,904
Adjusted EBIT	$2,377	$2,281
Adjusted EBIT as a percentage of sales	7.7%	8.5%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the nine months ended September 30,
	2018	2017

Net income attributable to Magna International Inc.	$1,840	$1,637
Add:
Other expense (income), net	(34)	11
Tax effect on Other expense (income), net	3	—
Reassessment of deferred tax balances	(21)	—
Adjusted net income attributable to Magna International Inc.	$1,788	$1,648
Diluted weighted average number of Common Shares outstanding during the period (millions):	352.3	377.7
Adjusted diluted earnings per share	$5.08	$4.36

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2018 results on Thursday, November 8, 2018 at 8:00 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-682-8914. International callers should use 1-303-223-4366. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (6)

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 89 product development, engineering and sales centres in 27 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(6)       Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to:

•                  Cash flow expectations;

•                  Magna’s forecasts of light vehicle production in North America and Europe;

•                  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;

•                  Consolidated Adjusted EBIT margin for 2018;

•                  Consolidated equity income;

•                  Net interest expense;

•                  Effective income tax rate;

•                  Adjusted net income;

•                  Fixed asset expenditures; and

•                  Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade, including new, continued or higher tariffs on commodities and/or automobiles;

•                  escalation of international trade disputes;

•                  declines in vehicle sales and production volumes in China;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in “take rates” for products we sell;

•                  potential loss of any material purchase orders;

Manufacturing Operational Risks

•                  product and new facility launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breaches;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions above contractual long-term agreement percentages;

•                  commodity cost increases;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed warranty provisions;

•                  costs related to significant recalls;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risks;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile as a result of investment in strategic product areas such as powertrain and electronics;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risks;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.